June 29, 2007

Mail Stop 4561

Victor R. Santoro
Executive Vice President and Chief Financial Officer
First Community Bancorp
401 West "A" Street
San Diego, California 92101-7917

Re: **First Community Bancorp**
      Form 10-K for the Fiscal Year ended December 31, 2006
      File No. 000-30747

Dear Mr. Santoro:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 5 - Loans and Allowance for Credit Losses, page 84

1. We note your allowance for loan losses increased approximately $19.0 million during 2006 due to acquisitions. We also note your disclosures on pages 39 and 45 regarding the deterioration in credit quality of certain Cedars and Community Bancorp-acquired loans. Please tell us the composition of the loan portfolios acquired and how you applied the guidance of SOP 03-3. In preparing your response, at a minimum consider and address the following:
     - the amounts of loans, by category, that you deemed within the scope of the SOP;
     - the amounts and nature of any non-accrual loans and accruing loans past due 90 days or more that were acquired from acquisitions;

- how you determined which loans were within the scope of the SOP; and
- the measure, including quantification of dollar or percentage thresholds, you used to evaluate the significance of differences between the expected and contractual cash flows.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3474 if you have questions.

Sincerely,

For: Sharon M. Blume
Reviewing Accountant